

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2022

Leaf Hua Li
Chief Executive Officer
Futu Holdings Limited
11/F, Bangkok Bank Building
No. 18 Bonham Strand W, Sheung Wan
Hong Kong S.A.R., People's Republic of China

   Re: Futu Holdings Limited
     Annual Report on Form 20-F
     Filed March 18, 2022
     File No. 001-38820

Dear Mr. Li:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Finance

cc: Will H. Cai, Esq.